ANNEX B

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following tables sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Converium:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
February 25, 2025	7,300	1.91
February 26, 2025	2,954	1.92
February 27, 2025	52,173	1.92
February 28, 2025	189,607	1.88	1.88-1.88
March 3, 2025	120,684	1.84
March 4, 2025	159,316	1.83
March 17, 2025	159,959	1.78
March 18, 2025	100,370	1.81
March 19, 2025	50,439	1.81
March 20, 2025	130,234	1.82	1.81-1.82
March 21, 2025	25,940	1.81
March 24, 2025	25,000	1.90
March 25, 2025	6,595	1.82
March 26, 2025	117,294	1.82	1.82-1.83